Exhibit 99.3

Management’s Analysis of Results

This Management’s Analysis of Results forms part of a package of information about James Hardie Industries plc’s results. It should be read in conjunction with the other parts of this package, including the Media Release, the Management Presentation and the Consolidated Financial Statements. Except as otherwise indicated in this Management’s Analysis of Results, James Hardie Industries plc is referred to as “JHI plc.” JHI plc, together with its direct and indirect wholly-owned subsidiaries, are collectively referred to as “James Hardie,” the “Company,” “we,” “our,” or “us.” Definitions for certain capitalized terms used in this Management’s Analysis and Results can be found in the sections titled “Definitions and Other Terms” and “Non-GAAP Financial Measures.”

These documents, along with an audio webcast of the Management Presentation on 19 May 2016, are available from the Investor Relations area of our website at http://www.ir.jameshardie.com.au

NOTE TO THE READER:

Beginning with Q3 of fiscal year 2016, the Company changed the name of its USA and Europe Fiber Cement segment to North America and Europe Fiber Cement segment to better reflect the segment’s geographic nature. However, the composition of the segment remains the same.

Media/Analyst Enquiries:

Sean O’ Sullivan

Vice President Investor and Media Relations

Telephone:	+61 2 8845 3352

Email:	media@jameshardie.com.au

In this Management’s Analysis of Results, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the “Definitions and Other Terms”, and “Non-GAAP Financial Measures” sections of this document. We present financial measures that we believe are customarily used by our Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions section, include “EBIT”, “EBIT margin”, “Operating profit before income taxes” and “Net operating profit”. We may also present other terms for measuring our sales volume (“million square feet” or “mmsf” and “thousand square feet” or “msf”); and Non-US GAAP financial measures (“Adjusted EBIT”, “Adjusted EBIT margin”, “Adjusted net operating profit”, “Adjusted diluted earnings per share”, “Adjusted operating profit before income taxes”, “Adjusted income tax expense”, “Adjusted effective tax rate”, “Adjusted EBITDA” and, “Adjusted selling, general and administrative expenses and Adjusted return on capital employed”). Unless otherwise stated, results and comparisons are of the fourth quarter and full year of the current fiscal year versus the fourth quarter and full year of the prior fiscal year. For additional information regarding the financial measures presented in this Management’s Analysis of Results, including a reconciliation of each non-GAAP financial measures to the equivalent US GAAP measure, see the sections titled “Definition and Other Terms” and “Non-US GAAP Financial Measures.”

James Hardie Industries plc

Results for the 4th Quarter and Full Year Ended 31 March

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY16	Q4 FY15	Change %	FY16	FY15	Change %
Net sales	$435.8	$411.3	6	$1,728.2	$1,656.9	4
Cost of goods sold	(275.7)	(258.8)	(7)	(1,096.0)	(1,078.1)	(2)
Gross profit	160.1	152.5	5	632.2	578.8	9

Selling, general and administrative expenses	(68.7)	(68.8)	-	(254.2)	(245.5)	(4)
Research and development expenses	(8.1)	(7.6)	(7)	(29.5)	(31.7)	7
Asbestos adjustments	(27.0)	(63.5)	57	5.5	33.4	(84)
EBIT	56.3	12.6		354.0	335.0	6

Net interest expense	(6.4)	(4.0)	(60)	(25.6)	(7.5)
Other (expense) income	(1.9)	(1.0)	(90)	2.1	(4.9)
Operating profit before income taxes	48.0	7.6		330.5	322.6	2
Income tax (expense) benefit	(19.2)	20.1		(86.1)	(31.3)
Net operating profit	$28.8	$27.7	4	$244.4	$291.3	(16)

Earnings per share - basic (US cents)	6	6		55	65
Earnings per share - diluted (US cents)	6	6		55	65

Volume (mmsf)	630.9	588.1	7	2,450.1	2,305.9	6

Net sales of US$435.8 million for the quarter and US$1,728.2 million for the full year increased 6% and 4%, respectively, when compared to the prior corresponding periods. For the quarter, net sales in local currencies were favorably impacted by higher sales volumes in the North America and Europe Fiber Cement segment and higher average net sales price in Asia Pacific Fiber Cement segment.

For the full year, net sales in local currencies were favorably impacted by higher volume in the North America and Europe Fiber Cement segment and higher volume and average net sales price in Asia Pacific Fiber Cement segments, excluding Australian Pipes. For the quarter and the full year, net sales were adversely impacted by the strengthening US dollar, which had a 4% unfavorable effect on group net sales for the full year.

Gross profit of US$160.1 million for the quarter and US$632.2 million for the full year increased 5% and 9%, respectively, when compared with the prior corresponding periods. Gross profit margin of 36.7% for the quarter decreased 0.4 percentage points when compared with the prior corresponding period. Gross profit margin of 36.6% for the full year increased 1.7 percentage points when compared with the prior corresponding period.

Selling, general and administrative (“SG&A”) expenses of US$68.7 million for the quarter were flat when compared to the prior corresponding period primarily due to higher SG&A expenses in the business units offset by lower general corporate cost. SG&A of US$254.2 million for the full year increased 4% when compared with the prior corresponding period primarily driven by higher SG&A expenses in the business units in local currencies; partially offset by the favorable impact of the strengthening US dollar.

Research and development (“R&D”) expenses of US$8.1 million for the quarter increased 7% when compared to the prior corresponding period primarily due to an increase in the number of R&D projects being worked on by the R&D team; partially offset by the strengthening US dollar.

R&D expenses of US$29.5 million for the full year decreased 7% when compared to the prior corresponding period as a result of the strengthening US dollar; partially offset by an increase in the number of R&D projects being worked on by the R&D team.

Asbestos adjustments for both the quarter and full year decreased compared to prior corresponding periods. For the full year, the primary driver is the US$8.1 million favorable movement in the actuarial adjustment recorded at year end in line with KPMGA’s actuarial report; partially offset by US$2.6 million unfavorable impact of the appreciating AUD/USD spot exchange rate between balance sheet dates.

Other (expense) income for the quarter reflects unrealized gains and losses on interest rate swaps and unrealized foreign exchange gains and losses. Other (expense) income for the full year reflects unrealized foreign exchange gains and losses, unrealized gains and losses on interest rate swaps and the gain on the sale of the Australian pipes business in the first quarter of fiscal year 2016.

Net operating profit for the quarter increased compared to the prior corresponding period, primarily due to the favorable underlying performance of the operating business units and a decrease in unfavorable asbestos adjustments, partially offset by higher income tax expense. Net operating profit for the full year decreased compared to the prior corresponding period, primarily due to higher income tax expense, higher interest expense and an unfavorable change in the asbestos adjustments; partially offset by the favorable underlying performance of the operating business units.

North America and Europe Fiber Cement Segment

Operating results for the North America & Europe Fiber Cement segment were as follows:

	Three Months and Full Year Ended 31 March
	Q4 FY16	Q4 FY15	Change	FY16	FY15	Change
Volume (mmsf)	525.5	474.1	11%	2,000.5	1,849.7	8%
Average net sales price per unit (per msf)	US$664	US$670	(1%)	US$676	US$675	FLAT

Net sales (US$ Millions)	356.9	325.1	10%	1,386.3	1,276.5	9%
Gross profit			7%			15%
Gross margin (%)			(0.9 pts)			2.2 pts
EBIT (US$ Millions)	82.7	79.6	4%	340.6	285.9	19%
EBIT margin (%)	23.2	24.5	(1.3 pts)	24.6	22.4	2.2 pts

Net sales for the quarter and full year were favorably impacted by higher volumes. The increase in our sales volume for both the quarter and full year, compared to the prior corresponding periods, was primarily driven by growth in the repair and remodel and new construction markets and modest market penetration.

For the quarter, average net sales price decreased slightly when compared to the prior corresponding period. For the full year, average net sales price was flat, when compared to the prior corresponding period. For the quarter and full year, gross price was up in line with our price increase effective 1 March 2015; offset by the unfavorable impact of foreign exchange, mix and the overall price performance in Europe.

We note that there are a number of data sources that measure US housing market growth, most of which have reported steady double-digit growth in recent quarters when compared to prior corresponding periods. However, at the time of filing our results for the quarter ended 31 March 2016, only US Census Bureau data was available. According to the US Census Bureau, single family housing starts for the quarter were 171,000, or 19% above the prior corresponding period, and for the full year ended 31 March 2016, single family housing starts were 745,700, or 17% above the prior corresponding period.

While we have provided US Census Bureau data above, we note that it typically trends higher than other indices we use to measure US housing market growth, namely the McGraw-Hill Construction Residential Starts Data (also known as Dodge), the National Association of Home Builders and Fannie Mae.

The change in gross margin for the quarter and full year can be attributed to the following components:

For the Three Months Ended 31 March 2016:
Lower average net sales price	(0.5)
Higher production costs	(0.4)

Total percentage point change in gross margin	(0.9 pts)

For the Full Year Ended 31 March 2016:
Higher average net sales price	0.4
Lower production costs	1.8

Total percentage point change in gross margin	2.2 pts

Production costs in the quarter were higher when compared to the prior corresponding period due to an isolated production matter at one of our US plants and asset disposals; partially offset by lower freight and lower input costs for pulp and utilities.

Production costs in the full year were lower when compared to the prior corresponding period primarily as a result of our manufacturing plant network’s improved performance, as well as lower freight and lower input costs for pulp and utilities.

EBIT of US$82.7 million for the quarter increased by 4% when compared to the prior corresponding period, reflecting lower freight, lower unit costs and increased volumes; partially offset by higher segment SG&A expenses and higher production costs.

EBIT of US$340.6 million for the full year increased by 19% when compared to the prior corresponding period, reflecting lower freight, improved plant performance, lower unit costs and increased volumes; partially offset by higher segment SG&A expenses.

For the quarter and full year, EBIT was impacted by higher SG&A, primarily reflecting higher employee costs and marketing expenses. As a percentage of segment sales, SG&A increased by 0.2 percentage points for the quarter and remained flat for the full year.

EBIT margin for the quarter decreased 1.3 percentage points to 23.2%. The decrease for the quarter was driven by higher production costs; partially offset by higher net sales.

EBIT margin for full year increased 2.2 percentage points to 24.6%. The increase for the full year was driven by higher net sales and lower production costs; partially offset by the adverse impact of the strengthening US dollar and overall performance of the European business.

Asia Pacific Fiber Cement Segment

Operating results for the Asia Pacific Fiber Cement segment in US dollars were as follows:

	Three Months and Full Year Ended 31 March
	Q4 FY16	Q4 FY15	Change	FY16	FY15	Change
Volume (mmsf)	105.4	114.0	(8%)	449.6	456.2	(1%)
Volume (mmsf) excluding[1]	105.4	103.0	2%	439.8	414.7	6%

Net Sales (US$ Millions)	78.9	86.2	(8%)	341.9	380.4	(10%)
US$ Gross Profit			(3%)			(11%)
US$ Gross Margin (%)			2.1 pts			(0.5 pts)
EBIT (US$ Millions)	19.8	20.0	(1%)	80.9	94.1	(14%)
New Zealand weathertightness claims (US$ millions)	-	0.1		(0.5)	4.3
EBIT excluding (US$ Millions)[2]	19.8	19.9	(1%)	81.4	89.8	(9%)
US$ EBIT Margin excluding (%)[2]	25.1	23.1	2.0 pts	23.8	23.6	0.2 pts

    1 Excludes Australian Pipes business sold in the first quarter of fiscal year 2016

    2 Excludes New Zealand weathertightness claims

The Asia Pacific Fiber Cement segment results in US dollars were unfavorably impacted for the quarter and full year by an 8% and 19% change in the weighted average AUD/USD foreign exchange rate, respectively, when compared the prior corresponding periods. The impact of the unfavorable foreign exchange rate movements are detailed in the table below:

	Q4 FY16			Full Year FY16
	Results in AUD	Results in USD	Impact of foreign exchange	Results in AUD	Results in USD	Impact of foreign exchange

Net Sales	FLAT	8%	(8 pts)	7%	10%	(17 pts)

Gross Profit	6%	3%	(9 pts)	5%	11%	(16 pts)

EBIT	9%	1%	(10 pts)	2%	14%	(16 pts)

EBIT excluding[1]	10%	1%	(11 pts)	8%	9%	(17 pts)

        1 Excludes New Zealand weathertightness claims

Operating results for the Asia Pacific Fiber Cement segment in Australian dollars were as follows:

	Three Months and Full Year Ended 31 March
	Q4 FY16	Q4 FY15	Change	FY16	FY15	Change
Volume (mmsf)	105.4	114.0	(8%)	449.6	456.2	(1%)
Volume (mmsf) excluding[1]	105.4	103.0	2%	439.8	414.7	6%
Average net sales price per unit (per msf)	A$1,025	A$946	8%	A$1,020	A$942	8%

Net Sales (A$ Millions)	109.4	109.2	-	464.2	434.5	7%
A$ Gross Profit			6%			5%
A$ Gross Margin (%)			2.0 pts			(0.5 pts)
EBIT (A$ Millions)	27.6	25.4	9%	110.0	107.4	2%
New Zealand weathertightness claims (A$ millions)	(0.1)	0.2		(0.7)	4.9
EBIT excluding (A$ millions)[2]	27.7	25.2	10%	110.7	102.5	8%
A$ EBIT Margin excluding (%)[2]	25.3	23.1	2.2 pts	23.8	23.6	0.2 pts

        1 Excludes Australian Pipes business sold in the first quarter of fiscal year 2016

        2 Excludes New Zealand weathertightness claims

APAC segment results

Volume for both the quarter and full year was lower compared to the prior corresponding periods, due to the sale of the Australian Pipes business at the end of the first quarter of fiscal year 2016. For both the quarter and full year, our average net sales price increased, primarily driven by the effects of our annual price increase, favorable product and regional mix and the appreciation of the Philippines currency against the Australian dollar, when compared to the prior corresponding periods.

Net sales in Australian dollars for the quarter remained flat due to the sale of the Australian Pipes business. Net sales in Australian dollars for the full year increased primarily due to higher average net sales price, when compared to the prior corresponding period.

Country analysis

In our Australian business the key drivers of net sales growth, for both the quarter and full year, were favorable conditions in our addressable markets, favorable impact of our price increase and favorable product mix. In our New Zealand business, volume grew across most regions; however, net sales growth was partially offset by a lower net average selling price due to unfavorable product mix. In our Philippines business, net sales were higher for both the quarter and full year compared to the prior corresponding periods driven by growth in our addressable markets, continued market penetration and favorable impact of our price increase.

According to Australian Bureau of Statistics data, approvals for detached houses, which are a key driver of the Asia Pacific business’ sales volume, were 26,363 for the quarter, a decrease of 3%, when compared to the prior corresponding quarter. For the twelve months, approvals for detached houses were 116,962, a slight decrease compared to the prior corresponding period. The other key driver of our sales volume is the alterations and additions market, which decreased 2% for the three months ended 31 March 2016 when compared to the prior corresponding period. For the twelve months ended 31 March 2016, the alterations and additions market increased 5% compared to the prior corresponding period.

According to Statistics New Zealand data, consents for dwellings excluding apartments, which are the primary driver of the New Zealand business’ net sales, were 4,813 for the quarter, an increase of 16%, when compared to the prior corresponding quarter. For the twelve months, consents for dwellings excluding apartments, were 15,167 an increase of 13%, compared to the prior corresponding period.

In Australian dollars, the change in gross margin for the quarter and full year can be attributed to the following components:

For the Three Months Ended 31 March 2016:
Higher average net sales price	5.3
Higher production costs	(3.3)

Total percentage point change in gross margin	2.0 pts

For the Full Year Ended 31 March 2016:
Higher average net sales price	5.5
Higher production costs	(6.0)

Total percentage point change in gross margin	(0.5 pts)

For the quarter, production costs increased compared to the prior corresponding period, largely due to the cost associated with the startup of our Carole Park sheet machine and higher input prices driven by the unfavorable impact of the weakening of the Australian dollar on the price of USD denominated pulp.

For the full year, production costs increased compared to the prior corresponding period, largely due to the cost associated with the startup of our Carole Park sheet machine and higher input prices driven by the unfavorable impact of the weakening of the Australian dollar on the price of USD denominated pulp. Additionally, during December 2014, we purchased the land and buildings previously leased at our Rosehill, New South Wales facility for A$45.0 million. As a result of the purchase, we released remediation and straight line rent provisions required as a lessee, resulting in a favorable impact to cost of goods sold of A$3.0 million for the full year fiscal 2015. As a result, production costs were higher for the current year, compared to the prior corresponding period.

In Australian dollars, EBIT for the quarter increased by 9% when compared to prior corresponding period, driven by improved gross profit; partially offset by higher SG&A expenses related to marketing and higher employee costs. EBIT for the full year increased by 2% when compared to the prior corresponding period, primarily due to the improved gross profit; partially offset by New Zealand weathertightness and higher SG&A expenses primarily related to marketing and compensation costs.

For the full year, we recorded an expense related to New Zealand Weathertightness, compared to a benefit in the prior corresponding period. As a percentage of segment sales, in Australian dollars SG&A expenses for the quarter and full year increased 0.1 and 0.6 percentage points, respectively. Excluding New Zealand weathertightness, SG&A expenses as a percentage of segment sales, in Australian dollars, for the quarter and full year decreased by 0.2 and 0.7 percentage points, respectively.

In Australian dollars, EBIT excluding New Zealand weathertightness claims, for both the quarter and full year increased by 10% and 8%, respectively, compared to the prior corresponding periods, to A$27.7 million and A$110.7 million, respectively.

In the first quarter of fiscal 2016, we finalized the sale of our Australian Pipes business, recognizing a gain on the sale of US$1.7 million, recorded in other (expense) income in the consolidated statements of operations and comprehensive income for fiscal year 2016. Due to the immaterial contribution of the Australian Pipes business to the segment results, the results of operations from the Australian Pipes business have not been presented as discontinued operations in the consolidated financial statements.

Research and Development Segment

We record R&D expenses depending on whether they are core R&D projects that are designed to benefit all business units, which are recorded in our R&D segment; or commercialization projects for the benefit of a particular business unit, which are recorded in the individual business unit’s segment results. The table below details the expenses of our R&D segment:

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY16	Q4 FY15	Change %	FY16	FY15	Change %
Segment R&D expenses	$(5.8)	$(5.9)	2	$(21.7)	$(24.2)	10
Segment R&D SG&A expenses	(0.6)	(0.4)	(50)	(2.2)	(1.8)	(22)
Total R&D EBIT	$(6.4)	$(6.3)	(2)	$(23.9)	$(26.0)	8

The change in segment R&D expenses for the quarter and full year compared to the prior corresponding periods is a result of the adverse impact of the strengthening US dollar and the number of core R&D projects being worked on by the R&D team. The expense will fluctuate period to period depending on the nature and number of core R&D projects being worked on and the average AUD/USD exchange rates during the period.

Other R&D expenses associated with commercialization projects were US$2.3 million for the quarter and US$7.8 million for the full year, compared to US$1.7 million and US$7.5 million for the prior corresponding periods, respectively.

General Corporate

Results for General Corporate for the quarter and full year ended 31 March were as follows:

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY16	Q4 FY15	Change %	FY16	FY15	Change %
General Corporate SG&A expenses	$(12.4)	$(16.6)	25	$(47.4)	$(49.9)	5
Asbestos:
Asbestos Adjustments	(27.0)	(63.5)	57	5.5	33.4	(84)
AICF SG&A Expenses[1]	(0.4)	(0.6)	33	(1.7)	(2.5)	32
General Corporate EBIT	$(39.8)	$(80.7)	51	$(43.6)	$(19.0)

[1] Relates to non-claims related operating costs incurred by AICF, which we consolidate into our financial results due to our pecuniary and contractual interests in AICF. Readers are referred to Notes 2 and 11 of our 31 March 2016 Consolidated Financial Statements for further information on the Asbestos Adjustments

For the quarter, General Corporate SG&A expenses decreased by US$4.2 million, compared to the prior corresponding period. The decrease in General Corporate SG&A expenses is primarily driven by the non-recurring stamp duty of US$4.2 million incurred in the fourth quarter of fiscal year 2015.

For the full year, General Corporate SG&A expenses decreased by US$2.5 million, compared to the prior corresponding period. The decrease in General Corporate SG&A expenses is primarily driven by the non-recurring stamp duty of US$4.2 million incurred in the fourth quarter of fiscal year 2015; partially offset by higher stock compensation expenses of US$2.6 million driven by an increase in the USD stock price.

Asbestos adjustments for both periods reflect a change in the actuarial estimate of the asbestos liability, insurance receivables, AICF claims handling costs and the foreign exchange translation impact of the Australian denominated asbestos related assets and liabilities being recorded on our consolidated balance sheet in US dollars at the reporting date for each respective period.

For fiscal years 2016 and 2015, the asbestos adjustments recorded by the Company were made up of the following components:

	Full Year ended 31 March
US$ Millions	FY16	FY15	% Change
Change in actuarial estimate	$8.1	$(111.3)
Effect of foreign exchange rate movements	(2.6)	144.7
Asbestos adjustments	$5.5	$33.4	(84)

Per the KPMGA actuarial report, the undiscounted and uninflated central estimate net of insurance recoveries decreased to A$1.434 billion at 31 March 2016 from A$1.566 billion at 31 March 2015. The change in the undiscounted and uninflated central estimate of A$132.0 million or 8% is primarily due to the decrease in the projected future number of non-mesothelioma claims and lower average claims sizes and lower average defense legal cost assumptions for most disease types. This was partially offset by the change in legislation in Victoria, which allowed for gratuitous services costs to be included in certain types of future claims which had a A$56.9 million adverse impact on the central estimate.

During fiscal year 2016, mesothelioma claims reporting activity was marginally below actuarial expectations for the first year in the past four years. One of the more significant assumptions is the estimated peak period of mesothelioma disease claims, which is currently assumed to occur in the period 2014/2015 to 2016/2017. Potential variation in this estimate has an impact much greater than the other assumptions used to derive the discounted central estimate. In performing the sensitivity assessment of the estimated period of peak claims reporting for mesothelioma, if the peak claims reporting period was shifted two years from the currently assumed 2016/2017 (i.e. assuming that claim reporting begins to reduce after 2018/2019), together with increased claims reporting from 2026/2027 onwards, relative to current actuarial projections, the discounted central estimate could increase by approximately 30% on a discounted basis.

At 31 March 2016, KPMGA has formed the view that, due to the stable claims reporting in fiscal year 2016, no change to the assumption of mesothelioma claims is required. However, changes to the valuation assumptions may be necessary in future periods should mesothelioma claims reporting escalate or decline. Due to the uncertainty over the past four years, further volatility in relation to the valuation should be anticipated for at least the next few years.

Asbestos claims paid of A$154.7 million for fiscal year 2016 were lower than the actuarial expectation of A$176.3 million. All figures provided in this Claims Data section are gross of insurance and other recoveries.

The AUD/USD spot exchange rates are shown in the table below:

FY16		FY15
31 March 2015	0.7636	31 March 2014	0.9220
31 March 2016	0.7657	31 March 2015	0.7636
Change ($)	0.0021	Change ($)	(0.1584)
Change (%)	-	Change (%)	(17%)

Readers are referred to Note 2 and 11 of our 31 March 2016 Consolidated Financial Statements for further information on Asbestos.

EBIT

The table below summarizes the segment EBIT results as discussed above:

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY16	Q4 FY15	Change %	FY16	FY15	Change %
USA and Europe Fiber Cement	$82.7	$79.6	4	$340.6	$285.9	19
Asia Pacific Fiber Cement[1]	19.8	19.9	(1)	81.4	89.8	(9)
Research & Development	(6.4)	(6.3)	(2)	(23.9)	(26.0)	8
General Corporate[2]	(12.4)	(12.4)	-	(47.4)	(45.7)	(4)
Adjusted EBIT	83.7	80.8	4	350.7	304.0	15

Asbestos:
Asbestos adjustments	(27.0)	(63.5)	57	5.5	33.4	(84)
AICF SG&A expenses	(0.4)	(0.6)	33	(1.7)	(2.5)	32
New Zealand weathertightness claims	-	0.1		(0.5)	4.3
Non-recurring stamp duty	-	(4.2)		-	(4.2)
EBIT	$56.3	$12.6		$354.0	$335.0	6
[1] Excludes New Zealand weathertightness claims
[2] Excludes Asbestos-related expenses and adjustments and non-recurring stamp duty

Net Interest Expense

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY16	Q4 FY15	Change %	FY16	FY15	Change %
Gross interest expense	$(6.5)	$(4.9)	(33)	$(27.0)	$(9.7)
Capitalized Interest	0.7	1.1	(36)	3.2	1.7
Interest income	0.1	-	-	0.4	0.4	-
Realised loss on interest rate swaps	(0.5)	(0.6)	17	(1.9)	(1.3)	(46)
Net AICF interest (expense) income	(0.2)	0.4		(0.3)	1.4
Net interest expense	$(6.4)	$(4.0)	(60)	$(25.6)	$(7.5)

Gross interest expense for the quarter and full year increased US$1.6 million and US$17.3 million, respectively, when compared to the prior corresponding periods, primarily as a result of interest incurred on our senior notes, which we issued in February 2015.

Other (Expense) Income

During the quarter, other expense increased by US$0.9 million to US$1.9 million when compared to the prior corresponding period. The change was driven by unfavorable movement of US$0.6 million and US$0.3 million in unrealized gains and losses related to our interest rate swaps and net foreign exchange forward contracts, respectively.

For the full year, other (expense) income moved from a loss of US$4.9 million in the prior corresponding period to income of US$2.1 million. The US$7.0 million favorable change in other (expense) income compared to the prior corresponding period is due to a US$3.3 million favorable change in net foreign exchange forward contracts, a US$2.0 million favorable change in the unrealized gains and losses related to our interest rate swaps and a US$1.7 million gain on the sale of the Australian Pipes business in the first quarter of fiscal year 2016.

Income Tax

	Three Months and Full Year Ended 31 March
	Q4 FY16	Q4 FY15	FY16	FY15
Income tax (expense) benefit (US$ Millions)	(19.2)	20.1	(86.1)	(31.3)
Effective tax rate (%)	40.0	(264.5)	26.1	9.7

Adjusted income tax expense[1] (US$ Millions)	(17.7)	(18.1)	(84.6)	(68.8)
Adjusted effective tax rate[1] (%)	23.4	24.0	25.8	23.7
[1] Adjusted income tax expense represents income tax on net operating profit excluding asbestos adjustments, New Zealand weathertightness, non-recurring stamp duty and other tax adjustments

During the quarter, income tax moved from a benefit of US$20.1 million to an expense of US$19.2 million. The US$39.3 million unfavorable change was driven primarily by the decrease in unfavorable asbestos adjustments from US$63.5 million in the prior corresponding quarter to US$27.0 million in the current quarter.

Total income tax expense for the full year increased by US$54.8 million from the prior corresponding period. The change was primarily due to a reduction in the change in actuarial estimate compared to fiscal year 2015. Total Adjusted income tax expense for the year increased by US$15.8 million from the prior corresponding period, primarily due to an increase in Adjusted operating profit before income taxes, combined with an increase in the Adjusted effective tax rate, primarily due to a higher proportion of taxable earnings in jurisdictions with higher rates, in particular the USA.

Readers are referred to Note 15 of our 31 March 2016 consolidated financial statements for further information related to income tax.

Net Operating Profit

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY16	Q4 FY15	Change %	FY16	FY15	Change %
EBIT	$56.3	$12.6		$354.0	$335.0	6

Net interest expense	(6.4)	(4.0)	(60)	(25.6)	(7.5)
Other (expense) income	(1.9)	(1.0)	(90)	2.1	(4.9)
Income tax (expense) benefit	(19.2)	20.1		(86.1)	(31.3)
Net operating profit	28.8	27.7	4	244.4	291.3	(16)

Excluding:
Asbestos:
Asbestos adjustments	27.0	63.5	(57)	(5.5)	(33.4)	84
AICF SG&A expenses	0.4	0.6	(33)	1.7	2.5	(32)
AICF interest expense (income), net	0.2	(0.4)		0.3	(1.4)
New Zealand weathertightness claims	-	(0.1)		0.5	(4.3)
Non-recurring stamp duty	-	4.2		-	4.2
Asbestos and other tax adjustments	1.5	(38.2)		1.5	(37.5)
Adjusted net operating profit	$57.9	$57.3	1	$242.9	$221.4	10

Adjusted diluted earnings per share (US cents)	13	13		54	50

Adjusted net operating profit of US$57.9 million for the quarter increased US$0.6 million, or 1%, compared to the prior corresponding period, primarily due to the underlying performance of the operating business units as reflected in the US$2.9 million increase in adjusted EBIT. The improved underlying performance of the business was partially offset by an increase in gross interest expense of US$1.6 million and other expense of US$0.9 million.

Adjusted net operating profit of US$242.9 million for the full year increased US$21.5 million, or 10%, compared to the prior corresponding period, primarily due to the underlying performance of the operating business units as reflected in the US$46.7 million increase in Adjusted EBIT and the favorable movement in other income (expense) of US$7.0 million; partially offset by an increase in Adjusted income tax expense of US$15.8 million and gross interest expense of US$17.3 million.

Cash Flow

Operating Activities

Cash provided by operating activities increased US$80.9 million to US$260.4 million. The increase in cash provided by operating activities was primarily driven by a US$44.1 million increase in net income adjusted for non-cash items and a lower contribution to AICF as compared to the prior year, partially offset by an unfavorable change in working capital of US$12.7 million. The unfavorable change in working capital was due to normal variations related to timing in accounts receivable and accounts payable of US$67.4 million as the result of timing of collections and payments between periods. This was partially offset by a US$54.7 million change in cash provided by inventory, driven by inventory management strategies, which decreased inventory balances by US$16.2 million in the current period as opposed to an increase in the inventory balances of US$38.5 million in the prior corresponding period.

Investing Activities

Cash used in investing activities decreased US$211.3 million to US$66.6 million, as we completed our Australian capacity expansion projects and are nearing completion of our US capacity expansion projects, while continuing to invest in maintenance capital expenditure programs. Included in investing activities was US$10.4 million in proceeds from the sale of the Blandon facility and the Australian Pipes business.

Financing Activities

Cash used in financing activities increased US$149.8 million to US$154.4 million. The increase in cash used in financing activities was primarily driven by a US$282.4 million decrease in net proceeds from borrowings, partially offset by a US$143.6 million decrease in dividends paid.

Capacity Expansion

We are nearing completion of our previously announced US capacity expansion projects. We continually evaluate the demand in the US housing market and estimated commissioning dates of our capacity related projects. Currently, we have deferred the sheet machine commissioning at our Plant City and Cleburne facilities, subject to our continued monitoring of the US housing market recovery.

During the second quarter our Carole Park, Queensland facility commissioned the sheet machine and finishing line, essentially completing machinery additions associated with the Australian capacity expansion project.

Project Description	Full Year FY16 Project Spend
Plant City, Florida - 4th sheet machine and ancillary facilities	US$6.8 million
Cleburne, Texas - 3rd sheet machine and ancillary facilities	US$4.6 million
Carole Park, Queensland - Capacity expansion project	US$8.4 million

Liquidity and Capital Allocation

Our cash position increased from US$67.0 million at 31 March 2015 to US$107.1 million at 31 March 2016.

On 10 December 2015, James Hardie International Finance Limited and James Hardie Building Products Inc., each a wholly-owned subsidiary of JHI plc, entered into a new US$500.0 million unsecured revolving credit facility (the “Revolving Credit Facility”) with certain commercial banks and HSBC Bank USA, National Association, as administrative agent. The Revolving Credit Facility replaced prior bilateral loan facilities of US$590.0 million, which were scheduled to mature in 2016, 2017 and 2019. The Revolving Credit Facility expires in December 2020 and the size of the facility may be increased by up to US$250.0 million.

At 31 March 2016, the Company held two forms of debt; an unsecured revolving credit facility and senior unsecured notes. The effective weighted average interest rate on the Company’s total debt was 4.5% and 5.0% at 31 March 2016 and 2015, respectively. The weighted average term of all debt, including undrawn facilities, is 5.6 years and 4.4 years at 31 March 2016 and 2015, respectively.

Based on our existing cash balances, together with anticipated operating cash flows arising during the year and unutilized committed credit facilities, we anticipate that we will have sufficient funds to meet our planned working capital and other expected cash requirements for the next twelve months.

We have historically met our working capital needs and capital expenditure requirements from a combination of cash flow from operations and credit facilities. Seasonal fluctuations in working capital generally have not had a significant impact on our short or long term liquidity.

Capital Management and Dividends

The following table summarizes the dividends declared or paid in respect of fiscal years 2014, 2015 and 2016:

US$ Millions	US Cents/ Security	US$ Total Amount	Announcement Date	Record Date	Payment Date
FY 2016 second half dividend	0.29	129.1	19 May 2016	9 June 2016	5 August 2016
FY 2016 first half dividend	0.09	39.7	19 November 2015	23 December 2015	26 February 2016
FY 2015 special dividend	0.22	92.8	21 May 2015	11 June 2015	7 August 2015
FY 2015 second half dividend	0.27	114.0	21 May 2015	11 June 2015	7 August 2015
FY 2015 first half dividend	0.08	34.2	19 November 2014	23 December 2014	27 February 2015
FY 2014 special dividend	0.20	89.0	22 May 2014	12 June 2014	8 August 2014
FY 2014 second half dividend	0.32	142.3	22 May 2014	12 June 2014	8 August 2014
125 year anniversary special dividend	0.28	124.6	28 February 2014	21 March 2014	30 May 2014
FY 2014 first half dividend	0.08	35.5	14 November 2013	19 December 2013	28 March 2014
FY 2013 special dividend	0.24	106.1	23 May 2013	28 June 2013	26 July 2013
FY 2013 second half dividend	0.13	57.5	23 May 2013	28 June 2013	26 July 2013

Share Buyback

The company announced today a new share buyback program (the “fiscal 2017 program”) to acquire up to US$100.0 million of its issued capital in the twelve months through May 2017.

In May 2015, the Company announced a fiscal 2016 share buyback program to acquire up to 5% of its issued capital within the 12 month period to May 2016. Under this program, the Company repurchased and cancelled 1,653,247 shares of its common stock during the second quarter of the current fiscal year. The aggregate cost of the shares repurchased and cancelled was A$30.0 million (US$22.3 million), at an average market price of A$18.14 (US$13.50).

We will continue to review our capital structure and capital allocation objectives and expect the following prioritization to remain:

●	invest in R&D and capacity expansion to support organic growth;
●	provide ordinary dividend payments within the payout ratio of 50-70% of net operating profit, excluding asbestos;
●	maintain flexibility for accretive and strategic inorganic growth and/or flexibility to manage through market cycles; and
●	consider other shareholder returns when appropriate.

Other Asbestos Information

Claims Data

	Three Months and Full Year Ended 31 March
	Q4 FY 16	Q4 FY 15	Change %	FY16	FY15	Change %
Claims received	122	158	23	577	665	13
Actuarial estimate for the period	164	152	(8)	658	610	(8)
Difference in claims received to actuarial estimate	42	(6)		81	(55)

Average claim settlement[1] (A$)	287,000	278,000	(3)	248,000	254,000	2
Actuarial estimate for the period[2]	302,000	289,000	(4)	302,000	289,000	(4)
Difference in claims paid to actuarial estimate	15,000	11,000	(36)	54,000	35,000	(54)

[1] Average claim settlement is derived as the total amount paid divided by the number of non-nil claim settlements

[2] This actuarial estimate is a function of the assumed experience by disease type and and the relative mix of settlements assumed by disease type. Any variances in the assumed mix of settlements by disease type will have an impact on the average claim settlement experience

For the quarter and full year ended 31 March 2016, we noted the following related to asbestos-related claims:

●	Claims received during the current quarter and full year were 26% and 12% below actuarial estimates, respectively;
●	Claims received during the quarter and full year were 23% and 13% lower than prior corresponding periods, respectively;
●	Mesothelioma claims reported for the full year are 1% below actuarial expectations and are 4% below the prior corresponding period;
●	The average claim settlement for both the quarter and full year is lower by 5% and 18%, respectively, versus actuarial estimates;
●	Average claim settlement sizes are generally lower across all disease types compared to actuarial expectations for fiscal year 2016; and
●

The decrease in average claim settlement for the quarter and full year versus actuarial estimates is largely attributable to a lower number of large mesothelioma claims being settled compared to the prior corresponding period.

AICF Funding

On 1 July 2015, we made a payment of A$81.1 million (US$62.8 million) to AICF, representing 35% of our free cash flow for fiscal year 2015. Free cash flow, as defined in the AFFA, was equivalent to our fiscal year 2015 operating cash flows of US$179.5 million.

We anticipate that we will make a contribution of approximately US$91.1 million to AICF on 1 July 2016. This amount represents 35% of our free cash flow for fiscal year 2016, as defined by the AFFA.

From the time AICF was established in February 2007 through 19 May 2016, we have contributed approximately A$799.2 million to the fund.

Readers are referred to Note 2 and 11 of our 31 March 2016 Consolidated Financial Statements for further information on Asbestos.

Non-financial Terms

AFFA – Amended and Restated Final Funding Agreement.

AICF – Asbestos Injuries Compensation Fund Ltd.

Legacy New Zealand weathertightness claims (“New Zealand weathertightness claims”) – Expenses arising from defending and resolving claims in New Zealand that allege poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors.

Financial Measures – US GAAP equivalents

This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because we prepare our Consolidated Financial Statements under US GAAP, the following table cross-references each non-US GAAP line item description, as used in Management’s Analysis of Results and Media Release, to the equivalent US GAAP financial statement line item description used in our Consolidated Financial Statements:

Management’s Analysis of Results and Media Release	Consolidated Statements of Operations and Other Comprehensive Income (Loss) (US GAAP)

Net sales	Net sales
Cost of goods sold	Cost of goods sold
Gross profit	Gross profit

Selling, general and administrative expenses	Selling, general and administrative expenses
Research and development expenses	Research and development expenses
Asbestos adjustments	Asbestos adjustments
EBIT*	Operating income (loss)

Net interest income (expense)*	Sum of interest expense and interest income
Other income (expense)	Other income (expense)
Operating profit (loss) before income taxes*	Income (loss) before income taxes

Income tax (expense) benefit	Income tax (expense) benefit

Net operating profit (loss)*	Net income (loss)

*- Represents non-US GAAP descriptions used by Australian companies.

EBIT – Earnings before interest and tax.

EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales.

Sales Volume

mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

This Management’s Analysis of Results includes certain financial information to supplement the Company’s Consolidated Financial Statements which are prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). These financial measures are designed to provide investors with an alternative method for assessing our performance from on-going operations, capital efficiency and profit generation. Management uses these financial measure for the same purposes. These financial measures include:

•	Adjusted EBIT;
•	Adjusted EBIT margin;
•	Adjusted net operating profit;
•	Adjusted diluted earnings per share;
•	Adjusted operating profit before income taxes;
•	Adjusted income tax expense;
•	Adjusted effective tax rate;
•	Adjusted EBITDA;
•	Adjusted selling, general and administrative expenses (“Adjusted SG&A”); and
•	Adjusted return on capital employed (“Adjusted ROCE”).

These financial measures are or may be non-US GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission and may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with US GAAP. These financial measures are not meant to be considered in isolation or as a substitute for comparable US GAAP financial measures and should be read only in conjunction with the Company’s Consolidated Financial Statements prepared in accordance with US GAAP. In evaluating these financial measures, investors should note that other companies reporting or describing similarly titled financial measures may calculate them differently and investors should exercise caution in comparing the Company’s financial measures to similar titled measures by other companies.

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY16	Q4 FY15	FY16	FY15
EBIT	$56.3	$12.6	$354.0	$335.0
Asbestos:
Asbestos adjustments	27.0	63.5	(5.5)	(33.4)
AICF SG&A expenses	0.4	0.6	1.7	2.5
New Zealand weathertightness claims	-	(0.1)	0.5	(4.3)
Non-recurring stamp duty	-	4.2	-	4.2
Adjusted EBIT	$83.7	$80.8	$350.7	$304.0
Net sales	435.8	411.3	1,728.2	1,656.9
Adjusted EBIT margin	19.2%	19.6%	20.3%	18.3%

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY16	Q4 FY15	FY16	FY15
Net operating profit	$28.8	$27.7	$244.4	$291.3
Asbestos:
Asbestos adjustments	27.0	63.5	(5.5)	(33.4)
AICF SG&A expenses	0.4	0.6	1.7	2.5
AICF interest expense (income), net	0.2	(0.4)	0.3	(1.4)
New Zealand weathertightness claims	-	(0.1)	0.5	(4.3)
Non-recurring stamp duty	-	4.2	-	4.2
Asbestos and other tax adjustments	1.5	(38.2)	1.5	(37.5)
Adjusted net operating profit	$57.9	$57.3	$242.9	$221.4

	Three Months and Full Year Ended 31 March
	Q4 FY16	Q4 FY15	FY16	FY15
Adjusted net operating profit (US$ millions)	$57.9	$57.3	$242.9	$221.4
Weighted average common shares outstanding -	447.1	446.4	447.2	446.4
Diluted (millions)

Adjusted diluted earnings per share (US cents)	13	13	54	50

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY16	Q4 FY15	FY16	FY15
Operating profit before income taxes	$48.0	$7.6	$330.5	$322.6
Asbestos:
Asbestos adjustments	27.0	63.5	(5.5)	(33.4)
AICF SG&A expenses	0.4	0.6	1.7	2.5
AICF interest expense (income), net	0.2	(0.4)	0.3	(1.4)
New Zealand weathertightness claims	-	(0.1)	0.5	(4.3)
Non-recurring stamp duty	-	4.2	-	4.2
Adjusted operating profit before income taxes	$75.6	$75.4	$327.5	$290.2

Income tax (expense) income	$(19.2)	$20.1	$(86.1)	$(31.3)
Asbestos and other tax adjustments	1.5	(38.2)	1.5	(37.5)
Adjusted income tax expense	$(17.7)	$(18.1)	$(84.6)	$(68.8)
Effective tax rate	40.0%	(264.5%)	26.1%	9.7%
Adjusted effective tax rate	23.4%	24.0%	25.8%	23.7%

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY16	Q4 FY15	FY16	FY15
EBIT	$56.3	$12.6	$354.0	$335.0
Depreciation and amortization	24.7	18.9	79.8	70.9
Adjusted EBITDA	$81.0	$31.5	$433.8	$405.9

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY16	Q4 FY15	FY16	FY15
SG&A expenses	$68.7	$68.8	$254.2	$245.5
Excluding:
New Zealand weathertightness claims	-	0.1	(0.5)	4.3
AICF SG&A expenses	(0.4)	(0.6)	(1.7)	(2.5)
Non recurring stamp duty	-	(4.2)	-	(4.2)
Adjusted SG&A expenses	$68.3	$64.1	$252.0	$243.1
Net Sales	$435.8	$411.3	$1,728.2	$1,656.9
SG&A expenses as a percentage of net sales	15.8%	16.7%	14.7%	14.8%

Adjusted SG&A expenses as a percentage of net sales	15.7%	15.6%	14.6%	14.7%

US$ Millions	Full Year Ended 31 March[1]
	FY16	FY15
Numerator
Adjusted EBIT	$305.7	$304.0
Denominator
Gross capital employed (GCE)	1,102.7	1,042.1
Adjustments to GCE	40.5	20.0

Adjusted gross capital employed	$1,143.2	$1,062.1
Adjusted Return on Capital Employed	30.7%	28.6%

[1] Adjusted ROCE is used to asses annual financial results and therefore is not presented for the three months ending 31 March 2016

As set forth in Note11 of the Consolidated Financial Statements, the net AFFA liability, while recurring, is based on periodic actuarial determinations, claims experience and currency fluctuations. The company’s management measures its financial position, operating performance and year-over-year changes in operating results with and without the effect of the net AFFA liability. Accordingly, management believes that the following non-GAAP information is useful to it and investors in evaluating the company’s financial position and ongoing operating financial performance. The following non-GAAP table should be read in conjunction with the Consolidated Financial Statements and related notes contained therein.

James Hardie Industries plc

Supplementary Financial Information

31 March 2016

(Unaudited)

US$ Millions	Total Fiber Cement – Excluding Asbestos Compensation	Asbestos Compensation	As Reported (US GAAP)
Restricted cash and cash equivalents – Asbestos	$-	$17.0	$17.0
Insurance receivable – Asbestos¹	-	165.7	165.7
Workers compensation asset – Asbestos¹	-	50.9	50.9
Deferred income taxes – Asbestos¹	-	384.9	384.9
Asbestos liability¹	$-	$1,302.2	$1,302.2
Workers compensation liability – Asbestos¹	-	50.9	50.9
Income taxes payable	24.4	(19.6)	4.8
Asbestos adjustments	$-	$5.5	$5.5
Selling, general and administrative expenses	(252.5)	(1.7)	(254.2)
Net interest expense	(25.3)	(0.3)	(25.6)
Income tax expense	(84.4)	(1.7)	(86.1)
¹ The amounts shown on these lines are a summation of both the current and non-current portion of the respective asset or liability as presented on our consolidated balance sheets

This Management’s Analysis of Results contains forward-looking statements. James Hardie Industries plc (the “company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

¡	statements about the company’s future performance;
¡	projections of the company’s results of operations or financial condition;
¡	statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
¡	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
¡	expectations concerning the costs associated with the significant capital expenditure projects at any of the company’s plants and future plans with respect to any such projects;
¡	expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;
¡	expectations concerning dividend payments and share buy-backs;
¡	statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
¡	statements regarding tax liabilities and related audits, reviews and proceedings;
¡

expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

¡	expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;
¡

statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

¡

statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 19 May 2016, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former company subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.